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                                                                    Exhibit 23.3

                        Consent of Independent Auditors

The Board of Directors
Verticalnet, Inc.

We consent to the inclusion of our report dated February 12, 2002, except as to Note 22, which is as of March 15, 2002, with respect to the consolidated balance sheets of Verticalnet, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows, shareholders' equity (deficit) and other comprehensive loss for each of the years in the three-year period ended December 31, 2001, which report appears in the December 31, 2001 annual report on Form 10-K of Internet Capital Group, Inc. We also consent to the incorporation by reference of such report in the registration statement (No. 333-34736) on Form S-8 of Internet Capital Group, Inc.


/s/ KPMG LLP

Philadelphia, Pennsylvania
March 29, 2002